File No. 333-16279
                                            Filed under Rule 424(b)(3)
First Golden American Life Insurance Company of New York


                      Prospectus Supplement

                          July 9, 1997

       Supplement to the Prospectus dated May 6, 1997 for

                        Empire PrimElite
    Deferred Combination Variable and Fixed Annuity Contracts

                           __________

     On July 7, 1997, Equitable of Iowa Companies ("Equitable of Iowa") and ING Groep, N.V. ("ING") entered into a definitive merger agreement providing for Equitable of Iowa to become a wholly owned subsidiary of ING in a transaction expected to occur in the fourth quarter of this year. Equitable of Iowa is the ultimate corporate parent of First Golden American Life Insurance Company of New York, the issuer of the Empire PrimElite Variable Annuity ("PrimElite") offered in the State of New York, and the corporate parent of Directed Services, Inc. ("DSI"), the distributor of PrimElite, and Equitable Investment Services, Inc. ("EISI"), the adviser of the Equi-Select Series Trust (the "ESS Trust"). ING, headquartered in the Netherlands, is a global financial services holding company with over $275 billion in assets and another $50 billion in third-party assets under management. It is anticipated that Equitable of Iowa's operations will be merged with the North American life insurance operations of ING, and consummation of the acquisition, which is subject to a number of conditions including customary regulatory approvals, will likely result in the termination of the investment advisory agreement between EISI and the ESS Trust and each of the portfolio management agreements among EISI, the ESS Trust and the portfolio managers of the ESS Trust. It is expected that the ESS Trust's Board of Trustees will consider before that time new agreements with EISI and the portfolio managers in respect of the ESS Trust. Any such agreements, which will likely be substantially identical to the current agreements, would be subject to approval by shareholders of the ESS Trust.



This supplement should be retained with your Empire PrimElite
Prospectus.



PE-1-NY                                                     7/9/97